UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 9)*

Qumu Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

749063103
(CUSIP Number)

Kevin A. McGovern, Esq. c/o Harbert Discovery Fund, LP 2100 Third Avenue North Suite 600 Birmingham, AL 35203 Telephone Number 205-987-5500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 12, 2021
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,695,785

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,695,785

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,785

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Discovery Fund GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,695,785

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,695,785

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,785

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Fund Advisors, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,738,884

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,738,884

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,884

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

IA, CO

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Harbert Management Corporation

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Alabama

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,738,884

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,738,884

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,884

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jack Bryant

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,695,785

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,695,785

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,785

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kenan Lucas

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,695,785

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,695,785

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,695,785

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	749063103

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Raymond Harbert

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [_]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,738,884

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,738,884

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,738,884

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	749063103

Item 1.	Security and Issuer.

The name of the issuer is Qumu Corporation, a Minnesota corporation (the "Issuer"). The address of the Issuer's principal executive offices is 510 1st Avenue North, Suite 305, Minneapolis, Minnesota 55403, United States of America. This Schedule 13D relates to the Issuer's common stock, $0.01 par value (the "Shares").

Item 2.	Identity and Background.

(a)

This Schedule 13D is being filed jointly by:

(i) Harbert Discovery Fund, LP, a Delaware limited partnership (the “Fund”),

(ii) Harbert Discovery Fund GP, LLC, a Delaware limited liability company (the “Fund GP”),

(iii) Harbert Fund Advisors, Inc., an Alabama corporation (“HFA”),

(iv) Harbert Management Corporation, an Alabama corporation (“HMC”),

(v) Jack Bryant, a United States citizen,

(vi) Kenan Lucas, a United States citizen, and

(vii) Raymond Harbert, a United States citizen.

Each of the Fund, the Fund GP, HFA, HMC, Mr. Bryant, Mr. Lucas and Mr. Harbert are referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit A. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D. The Fund is a private investment fund. The Fund GP is the Fund’s general partner. HFA is an investment adviser registered with the United States Securities and Exchange Commission and the investment adviser to the Fund. HMC Is the parent of HFA. Mr. Lucas is the Managing Director and Portfolio Manager of the Fund GP. Mr. Bryant is an Executive Vice President and Senior Managing Director of HMC. Mr. Harbert is the Chairman and Chief Executive Officer of HMC and HFA.

Set forth on Exhibit B attached hereto is the name and present principal occupation or employment, principal business address and citizenship of the executive officers and directors of HFA and HMC. To the best of the Reporting Persons’ knowledge, except as otherwise set forth herein, none of the persons listed on Exhibit B beneficially owns any securities of the Issuer or is a party to any contract, agreement or understanding required to be disclosed herein.

(b)	The principal business address for each of the Reporting Persons is 2100 Third Avenue North, Suite 600, Birmingham, Alabama 35203.

(c)	The principal business of the Fund is purchasing, holding and selling securities for investment purposes. The principal business of the Fund GP is serving as the general partner of the Fund. The principal business of HMC and its wholly-owned subsidiary HFA is serving as an alternative asset management firm to various private funds, including the Fund. The principal business of Mr. Lucas is serving as the Managing Director and Portfolio Manager of the Fund GP and as the portfolio manager for other clients. The principal business of Mr. Bryant is serving as an Executive Vice President and Senior Managing Director of HMC. The principal business of Mr. Harbert is serving as the Chairman and Chief Executive Officer of HMC and HFA.

(d)	No Reporting Person or any person listed on Exhibit B has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person or any person listed on Exhibit B has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	The Fund and the Fund GP are formed under the laws of the State of Delaware. Mr. Lucas, Mr. Bryant and Mr. Harbert are each a citizen of the United States of America. HFA and HMC are incorporated under the laws of the State of Alabama. The citizenship of the persons listed on Exhibit B is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares by the Fund came from the working capital of the Fund, over which HFA, HMC, the Fund GP, Jack Bryant, Kenan Lucas and Raymond Harbert, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business. The total costs of the Shares directly owned by Harbert Discovery Fund, LP is approximately $4,152,780.88.

Item 4.	Purpose of Transaction.

There have been no changes from the Schedule 13D Amendment No. 8 filed on February 2, 2021.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

As of the date hereof, (i) HFA, HMC, and Raymond Harbert may be deemed to be the beneficial owners of 1,738,884 Shares, constituting 9.9% of the Shares, and the Fund GP, the Fund, Jack Bryant, and Kenan Lucas may be deemed to be the beneficial owners of 1,695,785 Shares, constituting 9.6% of the Shares based upon 17,640,742* Shares outstanding.

HFA has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,738,884 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,738,884 Shares.

HMC has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,738,884 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,738,884 Shares.

The Fund GP has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,695,785 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,695,785 Shares.

The Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,695,785 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,695,785 Shares.

Jack Bryant has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,695,785 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,695,785 Shares.

Kenan Lucas has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,695,785 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,695,785 Shares.

Raymond Harbert has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,738,884 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 1,738,884 Shares.

The trading dates, number of Shares purchased or sold, and the average price per share for all transactions by the Reporting Persons in the Shares within the last 60 days, are set forth below:

	Date	Average Price Per Share	Number of Shares Purchased
	8/11/2021	$2.4447	175,000
	8/12/2021	$2.5002	65,378
	8/13/2021	$2.4788	87,885

	*This outstanding Shares figure reflects the number of outstanding Shares as of August 5, 2021, as reported by the Issuer.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On May 10, 2018, Kenan Lucas received 25,000 restricted stock units pursuant to the Issuer's 2007 Second Amended and Restated Stock Incentive Plan (the “Plan”). Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on May 8, 2019, which was the first business day prior to the 2019 Annual Meeting of Shareholders. The 25,000 Shares are now held in an affiliated brokerage account for the benefit of the investors in the Fund.

On May 9, 2019, Kenan Lucas received 18,099 restricted stock units pursuant to the Plan. Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on September 29, 2020, which was the first business day prior to the 2020 Annual Meeting of Shareholders. The 18,099 Shares are now held in an affiliated brokerage account for the benefit of the investors in the Fund.

On September 30, 2020, Kenan Lucas received 17,353 restricted stock units pursuant to the Plan. Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units vested on May 4, 2021, which was the first business day prior to the 2021 Annual Meeting of Shareholders. Once issued, the 17,353 Shares will be held in an affiliated brokerage account for the benefit of the investors in the Fund.

On May 6, 2021, Kenan Lucas received 14,967 restricted stock units pursuant to the Plan. Each restricted stock unit represents the contingent right to receive one Share. These restricted stock units will vest on the first business day prior to the 2022 Annual Meeting of Shareholders, provided the Reporting Person continues to provide services to the Issuer as a director on that date, subject to certain exceptions.

Other than the restricted stock units and other agreements described in Item 4 of this Schedule 13D or any previous amendment, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: 2021 Officers and Directors of HFA and HMC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 16, 2021
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Discovery Fund GP, LLC*

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and General Counsel

Harbert Fund Advisors, Inc.*

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation*

By:	/s/ John McCullough
Executive Vice President and General Counsel

/s/ Jack Bryant*
Jack Bryant

/s/ Kenan Lucas*
Kenan Lucas

/s/ Raymond Harbert*
Raymond Harbert

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, Amendment 9, dated August 16, 2021, relating to the Common Stock, $0.01 par value of Qumu Corporation shall be filed on behalf of the undersigned.

August 16, 2021
(Date)

Harbert Discovery Fund, LP

By:	Harbert Discovery Fund GP, LLC,
its General Partner

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Discovery Fund GP, LLC

By:	Harbert Management Corporation,
its Managing Member

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Fund Advisors, Inc.

By:	/s/ John McCullough
Executive Vice President and
General Counsel

Harbert Management Corporation

By:	/s/ John McCullough
Executive Vice President and
General Counsel

/s/ Jack Bryant
Jack Bryant

/s/ Kenan Lucas
Kenan Lucas

/s/ Raymond Harbert
Raymond Harbert

Exhibit B

Titled Officers and Directors of Harbert Fund Advisors, Inc. and Harbert Management Corporation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Raymond J. Harbert Chief Executive Officer and Chairman of HFA and HMC John F. Bryant Executive Vice President and Director of HMC Charles D. Miller Executive Vice President of HFA and HMC	Serving as Chairman and CEO of HMC Serving as Executive Vice President and a Director of HMC Serving as EVP of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203 2100 Third Avenue North, Suite 600; Birmingham, AL 35203 2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA USA USA

Raymond J, Harbert, Jr. Executive Vice President & Chief Financial Officer of HFA and HMC & Director of HMC	Serving as EVP, CFO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

John W. McCullough Executive Vice President, General Counsel & Director of HFA and HMC	Serving as EVP, GC and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

J. Travis Pritchett President & Chief Operating Officer of HFA and HMC & Director of HMC	Serving as President, COO and a director of HMC	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA

Michael C. Bauder Chief Compliance Officer of HFA and HMC & Director of HFA	Serving as CCO of HFA and HMC and a Director of HFA	2100 Third Avenue North, Suite 600; Birmingham, AL 35203	USA